May 15, 2018

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Arcosa, Inc. Registration Statement on Form 10 Filed May 15, 2018
Dear Sir or Madam:

We are writing on behalf of our client, Trinity Industries, Inc. (“Trinity”).  Arcosa, Inc., a Delaware corporation (“Arcosa”), has submitted for filing under the Securities Exchange Act of 1934, as amended, a registration statement on Form 10 in connection with the proposed distribution to stockholders of Trinity of all of the shares of Arcosa’s common stock.  We wanted to take this opportunity to provide the staff of the Securities and Exchange Commission (the “Staff”) with our contact information and the applicable contact information for Trinity, should the Staff have any questions or comments in connection with its review of Arcosa’s Form 10.  Any questions or comments may be directed to:

Bryan Stevenson
Vice President, Associate General Counsel and Secretary
Trinity Industries, Inc.
2525 N. Stemmons Freeway
Dallas, TX 75207-2401
E-mail: bryan.stevenson@trin.net
Telephone: (214) 631-4420

or

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attn:       Stephen F. Arcano
Neil P. Stronski
E-mail:    stephen.arcano@skadden.com
neil.stronski@skadden.com
Telephone:  (212) 735-3000

We look forward to working with you in connection with the review of Arcosa’s Form 10.  If you have any questions, please feel free to contact me at (212) 735-2839.

Sincerely,

/s/ Neil P. Stronski
Neil P. Stronski

cc:	Bryan Stevenson
Vice President, Associate General Counsel and Secretary
Trinity Industries, Inc.